                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  FORM 11-K
                   ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1994

                         Commission File Number 1-977

                   THE KNOLL GROUP RETIREMENT SAVINGS PLAN
                           (Full title of the Plan)

                      Westinghouse Electric Corporation
                   Westinghouse Building, 11 Stanwix Street
                       Pittsburgh, Pennsylvania  15222

         (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                           THE KNOLL GROUP
                                                   RETIREMENT SAVINGS PLAN

                                                      FINANCIAL STATEMENTS
                                                AND SUPPLEMENTAL SCHEDULES
                                    YEARS ENDED DECEMBER 31, 1994 AND 1993






                                                                    [LOGO]

                                                 THE KNOLL GROUP
                                         RETIREMENT SAVINGS PLAN

                                            FINANCIAL STATEMENTS
                                      AND SUPPLEMENTAL SCHEDULES
                          YEARS ENDED DECEMBER 31, 1994 AND 1993

                                                          THE KNOLL GROUP
                                                  RETIREMENT SAVINGS PLAN

                                                                 CONTENTS

INDEPENDENT AUDITORS' REPORT                                            3


FINANCIAL STATEMENTS
   Statements of Net Assets Available for Benefits
       with Fund Information                                          4-5
   Statements of Changes in Net Assets Available
       for Benefits with Fund Information                             6-7
   Notes to Financial Statements                                     8-15


SUPPLEMENTAL SCHEDULES
   Schedule of Assets Held for Investment Purposes                     17
   Schedule of Reportable Transactions                                 18

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of the
The Knoll Group Retirement Savings Plan


We have audited the accompanying statement of net assets available for benefits of the Knoll Group Retirement Savings Plan (the Plan) as of December 31, 1994, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The Knoll Group Retirement Savings Plan as of December 31, 1993 were audited by other auditors whose report, dated June 17, 1994, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                 BDO SEIDMAN

June 26, 1995

                                                                Westinghouse            MAS         Vanguard
                                                                Fixed Income       Balanced       Windsor II
December 31, 1994                                                       Fund           Fund      Equity Fund
- ------------------------------------------------------------------------------------------------------------
ASSETS

Investments
   Investments and loans receivable                              $26,542,693     $5,136,048       $8,748,199
   Transfers in process                                               40,481        (81,072)          15,617
   Loan repayments in progress                                        32,207          7,078           10,677
   Loans in progress                                                 (27,685)       (13,582)         (11,603)
- ------------------------------------------------------------------------------------------------------------
                                                                  26,587,696      5,048,472        8,762,890
Receivables
   Employer's contribution                                            23,314         23,608           44,425
   Participants' contribution                                        178,878         59,591          103,924
- ------------------------------------------------------------------------------------------------------------
                                                                     202,192         83,199          148,349
- ------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                                $26,789,888     $5,131,671       $8,911,239
============================================================================================================

                                                               THE KNOLL GROUP
                                                       RETIREMENT SAVINGS PLAN

          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

      Westinghouse      Equitable       Equitable       Equitable
            Common          Fixed        Balanced          Common           Loan
        Stock Fund           Fund            Fund      Stock Fund           Fund            Total
- -------------------------------------------------------------------------------------------------


        $1,571,400          $   -           $   -           $   -     $2,487,198      $44,485,538
            24,974              -               -               -              -                -
             2,163              -               -               -        (52,125)               -
              (530)             -               -               -         53,400                -
- -------------------------------------------------------------------------------------------------
         1,598,007              -               -               -      2,488,473       44,485,538

             5,231              -               -               -              -           96,578
            13,445              -               -               -              -          355,838
- -------------------------------------------------------------------------------------------------
            18,676              -               -               -              -          452,416
- -------------------------------------------------------------------------------------------------
        $1,616,683          $   -           $   -           $   -     $2,488,473     $44,937,954
=================================================================================================

                                 See accompanying notes to financial statements.

                                                                Westinghouse            MAS         Vanguard
                                                                Fixed Income       Balanced       Windsor II
December 31, 1993                                                       Fund           Fund      Equity Fund
- ------------------------------------------------------------------------------------------------------------
ASSETS

Investments and loans receivable                               $  18,590,177   $  3,742,618      $ 5,719,171
Transfers in process                                                  29,283        (16,729)          29,876
Loan repayments in progress                                           42,537         12,350           11,664
Loans in progress                                                    (27,276)       (16,888)          (8,381)
- ------------------------------------------------------------------------------------------------------------
                                                                  18,634,721      3,721,351        5,752,330

LIABILITIES

Other                                                                (15,674)             -                -
- ------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                              $  18,619,047   $  3,721,351      $ 5,752,330
============================================================================================================

                                                              THE KNOLL GROUP
                                                      RETIREMENT SAVINGS PLAN

         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

      Westinghouse      Equitable    Equitable        Equitable
            Common          Fixed     Balanced           Common           Loan
        Stock Fund           Fund         Fund       Stock Fund           Fund           Total
- ----------------------------------------------------------------------------------------------
      $  1,686,506   $  5,668,497    $ 642,428     $  1,312,573   $  2,122,226   $  39,484,196
           (42,430)        35,969      (13,156)         (22,813)             -               -
             2,058              -            -                -        (68,609)              -
              (346)       (14,427)      (4,537)          (3,145)        75,000               -
- ----------------------------------------------------------------------------------------------
         1,645,788      5,690,039      624,735        1,286,615      2,128,617      39,484,196



            (2,250)             -            -                -         (8,054)        (25,978)
- ----------------------------------------------------------------------------------------------
      $  1,643,538   $  5,690,039    $ 624,735     $  1,286,615   $  2,120,563   $  39,458,218
==============================================================================================

                                 See accompanying notes to financial statements.

                                                                Westinghouse            MAS         Vanguard
                                                                Fixed Income       Balanced       Windsor II
December 31, 1994                                                       Fund           Fund      Equity Fund
- -------------------------------------------------------------------------------------------------------------
ADDITIONS
   Contributions
       Employer                                                $     775,072   $    326,489      $   420,962
       Employee, pre- and post-tax                                 2,867,508      1,100,689        1,491,379
       Rollover                                                       47,459         53,723            6,288
- -------------------------------------------------------------------------------------------------------------
                                                                   3,690,039      1,480,901        1,918,629

   Interest                                                            9,823            128               25
   Dividends                                                       1,061,439        326,884          505,214
   Realized gain (loss) from sale of assets                                -        (61,562)          28,423
   Unrealized appreciation (depreciation)                            447,869       (352,642)        (642,020)
- -------------------------------------------------------------------------------------------------------------

Total Additions                                                    5,209,170      1,393,709        1,810,271

DEDUCTIONS
   Plan distributions                                              1,673,156        443,981          495,810
   Administrative expenses                                             7,113              3                1
- -------------------------------------------------------------------------------------------------------------

Total Deductions                                                   1,680,269        443,984          495,811
- -------------------------------------------------------------------------------------------------------------

Net Increase (Decrease) Prior to Interfund Transfers               3,528,901        949,725        1,314,460

Interfund transfers                                                4,641,940        460,595        1,844,449
- -------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE)                                            8,170,841      1,410,320        3,158,909

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year              18,619,047      3,721,351        5,752,330
- -------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                 $  26,789,888   $  5,131,671      $ 8,911,239
============================================================================================================

                                                                 THE KNOLL GROUP
                                                         RETIREMENT SAVINGS PLAN

                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                             FOR BENEFITS WITH FUND INFORMATION


      Westinghouse         Equitable       Equitable         Equitable
            Common             Fixed        Balanced            Common           Loan
        Stock Fund              Fund            Fund        Stock Fund           Fund           Total
      -----------------------------------------------------------------------------------------------
      $     44,670     $           -      $        -     $           -    $         -   $   1,567,193
           161,321                 -               -                 -              -       5,620,897
             2,347                 -               -                 -              -         109,817
      -----------------------------------------------------------------------------------------------

           208,338                 -               -                 -              -       7,297,907

             1,247                 -               -                 -        144,438         155,661
            23,822           190,018               -                 -              -       2,107,377
           (28,393)                -          11,272           174,569              -         124,309
          (187,197)                -         (53,408)         (222,698)             -      (1,010,096)
      -----------------------------------------------------------------------------------------------

            17,817           190,018         (42,136)          (48,129)       144,438       8,675,158


           143,844           292,631          13,203            18,143         82,095       3,162,863
                34            16,788           2,787             5,833              -          32,559
      -----------------------------------------------------------------------------------------------

           143,878           309,419          15,990            23,976         82,095       3,195,422
      -----------------------------------------------------------------------------------------------

          (126,061)         (119,401)        (58,126)          (72,105)        62,343       5,479,736

            99,206        (5,570,638)       (566,609)       (1,214,510)       305,567               -
      -----------------------------------------------------------------------------------------------

           (26,855)       (5,690,039)       (624,735)       (1,286,615)       367,910       5,479,736

         1,643,538         5,690,039         624,735         1,286,615      2,120,563      39,458,218
      -----------------------------------------------------------------------------------------------

      $  1,616,683     $           -      $        -     $           -    $ 2,488,473   $  44,937,954
      ===============================================================================================


                                 See accompanying notes to financial statements.

                                                                Westinghouse            MAS         Vanguard
                                                                Fixed Income       Balanced       Windsor II
December 31, 1993                                                       Fund           Fund      Equity Fund
- ------------------------------------------------------------------------------------------------------------
ADDITIONS
   Contributions
       Employer                                                $     861,106   $    320,304      $   334,891
       Employee, pre- and post-tax                                 3,000,857      1,114,949        1,285,041
       Rollover                                                      342,796         34,360           58,314
- ------------------------------------------------------------------------------------------------------------
                                                                   4,204,759      1,469,613        1,678,246

   Interfund transfers                                              (295,121)       (45,324)         412,895
   Earnings from investments                                       1,227,492        399,724          301,519
   Realized gain (loss) from sale of assets                                -         33,116           55,327
   Unrealized appreciation (depreciation)                                  -       (134,927)         189,809
   Changes in outstanding loan balances                             (140,181)        27,234          (78,307)
- ------------------------------------------------------------------------------------------------------------
Total Additions                                                    4,996,949      1,749,436        2,559,489

DEDUCTIONS
   Plan distributions                                             (1,375,171)      (341,552)        (353,837)
   Administrative expenses                                            (5,976)             -                -
   Other                                                              (4,689)        (8,320)         (12,477)
- ------------------------------------------------------------------------------------------------------------
Total Deductions                                                  (1,385,836)      (349,872)        (366,314)

Net Increase (Decrease)                                            3,611,113      1,399,564        2,193,175

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year              15,007,934      2,321,787        3,559,155
- ------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                 $  18,619,047   $  3,721,351      $ 5,752,330
============================================================================================================

                                                                 THE KNOLL GROUP
                                                         RETIREMENT SAVINGS PLAN



                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                             FOR BENEFITS WITH FUND INFORMATION


      Westinghouse      Equitable       Equitable       Equitable
            Common          Fixed        Balanced          Common           Loan
        Stock Fund           Fund            Fund      Stock Fund           Fund            Total
- -------------------------------------------------------------------------------------------------
        $   33,508     $        -        $      -      $        -     $        -      $ 1,549,809
           123,964              -               -               -              -        5,524,811
             2,789            500               -               -              -          438,759
- -------------------------------------------------------------------------------------------------
           160,261            500               -               -              -        7,513,379

           (66,060)       (46,475)        (51,491)         91,576              -                -
            47,522        392,448               -               -        143,970        2,512,675
           (20,827)             -               -               -              -           67,616
           108,980              -          76,639         210,205              -          450,706
           (27,041)      (252,891)         (4,537)         (3,145)       478,868                -
- -------------------------------------------------------------------------------------------------
           202,835         93,582          20,611         298,636        622,838       10,544,376


          (128,852)      (442,608)        (22,171)        (52,366)       (55,956)      (2,772,513)
                 -        (25,817)         (5,513)         (9,827)             -          (47,133)
           (14,223)             -               -               -        (21,824)         (61,533)
- -------------------------------------------------------------------------------------------------
          (143,075)      (468,425)        (27,684)        (62,193)       (77,780)      (2,881,179)

            59,760       (374,843)         (7,073)        236,443        545,058        7,663,197

         1,583,778      6,064,882         631,808       1,050,172      1,575,505       31,795,021
- -------------------------------------------------------------------------------------------------
        $1,643,538     $5,690,039        $624,735      $1,286,615     $2,120,563      $39,458,218
=================================================================================================


                                 See accompanying notes to financial statements.

                                                                 THE KNOLL GROUP
                                                         RETIREMENT SAVINGS PLAN


                                                  NOTES TO FINANCIAL STATEMENTS



1. DESCRIPTION OF PLAN

The following brief description of The Knoll Group Retirement Savings
Plan (the Plan) is provided for general information purposes only.
Participants should refer to the Summary Plan Description or the Plan agreement for a more complete description of the Plan's provisions.


GENERAL

The Plan, established January 1, 1992, is a defined contribution plan for all U.S. employees of The Knoll Group (the Company) who are not covered by a collective bargaining agreement and who have completed 30 days of service. The Plan merged assets of Company employees covered under the former Knoll International, Inc., Employees Savings and Protection Plan, the former Shaw-Walker Gain Plan and Company employees who previously participated in the Westinghouse Personal Investment Plan. Participants in these former plans were eligible for the Plan on January 1, 1992. The Company is a wholly-owned subsidiary of Westinghouse Electric Corporation (Westinghouse). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


CONTRIBUTIONS

Plan participants can elect to defer up to 16 percent of their compensation, subject to certain limitations, for the purpose of making contributions to the Plan. The Company will match 40 percent of the first 6 percent of such participant contributions. Participants may also make after-tax contributions to the Plan, subject to provisions in the Plan. In addition, the Company may make discretionary contributions based on the Company's performance. No such contributions were made during 1994 and 1993.

                                                                 THE KNOLL GROUP
                                                         RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocation of Plan earnings. Administrative expenses not paid by the Company are allocated to each participant's account. Allocations are based on participant earnings or account balances, as defined in the Plan Agreement. Forfeitures of participants' nonvested Company contributions are used to reduce future Company contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


VESTING

Amounts contributed by participants are fully vested and nonforfeitable. Company contributions are vested in accordance with years of services. A participant is 100 percent vested after five years of service. Plan participants in the former Shaw-Walker Gain Plan and the Westinghouse Personal Investment Plan are 100 percent vested in their accumulated Company contributions as of January 1, 1992. Thereafter, vesting for Company contributions is subject to the aforementioned vesting schedule.


INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct contributions in any of four investment options.

Westinghouse Fixed Income Fund - Funds are invested in shares of a trust that invests in a variety of U.S. government securities and guaranteed investment contracts (GIC) with insurance companies or other financial institutions that guarantee a fixed rate.

MAS Balanced Fund - Funds are invested in shares of a registered investment company that invests primarily in a diversified portfolio of common stocks and fixed income securities.

                                                                 THE KNOLL GROUP
                                                         RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


Vanguard Windsor II Equity Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks.

Westinghouse Common Stock Fund - Funds are invested in common stock of Westinghouse Electric Corporation.

Effective August 1, 1994, three funds, Equitable Fixed Fund, Equitable
Balanced Fund and the Equitable Common Stock Fund, which represented investment options under the former Knoll International, Inc. Employees' Savings and Protection Plan and merged with the Plan effective January 1, 1992, were transferred to their similar investment options noted above.


ADMINISTRATION

The Knoll Group Retirement Plans Administration Committee (the Plan Administrator) establishes rules for the administration of the Plan and has the exclusive right to interpret the Plan and to decide any matters arising in connection with the administration of the Plan.


BENEFITS

Any benefits provided by the Plan are paid by the trustee from assets available for benefits. Plan members are entitled to benefits to the extent of the balance of their account on any applicable valuation date. Each participant's account is credited with the participant's contribution plus his or her pro rata share of earnings (losses).

                                                                 THE KNOLL GROUP
                                                         RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


LOANS

Subject to limitations of the Plan agreement, the Plan may make loans to participants. Principal and interest must be repaid over a period not to exceed five years, unless the loan is used for a residential purchase. Interest rates are established based on the prime rate provided by the Plan's trustee on the last business day of the prior calendar quarter when the loan is requested, plus 2 percent. All loans are collateralized by the participants' vested account balance in the Plan and are repaid from payroll deductions.


2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared using the accrual basis of accounting.

INVESTMENTS

All of the Plan investments, with the exception of the Westinghouse Fixed Income Fund, are presented at fair market value. The Westinghouse Fixed
Income Fund, composed of guaranteed investment contracts with insurance companies and banks, is presented at contract value. Market value is determined from market quotations and other sources as reported to the Plan by Wachovia Bank of North Carolina, N.A., the Plan trustee. Interest income and dividend income are recorded in the period earned.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by Knoll North America, Inc., with the exception of management investment fees for the three Equitable Funds and the Westinghouse Fixed Income Fund, which are paid from Plan assets.

                                                                 THE KNOLL GROUP
                                                         RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS





INVESTMENT IN BANK COMMON AND COMMINGLED TRUST FUNDS

The Plan's Fixed Income Fund net assets are commingled in a separate trust fund with other Corporation employer benefit plan net assets. Units of participation are assigned to the various plans by Bankers' Trust (the trustee) based on the beneficial interest of each plan to the beneficial interests of the participating plans at the beginning of each month and daily as of October 9, 1994.


3. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA.
In the event of termination of the Plan, the trustee shall hold the funds for distribution and distribute to the participants the full amount standing to their credit on the date of such termination, less the administrative costs to the trustee for such distribution, in accordance with the Plan provisions.


4. BENEFITS AND WITHDRAWALS-IN-PROCESS

Withdrawals-in-process at December 31, 1994 and 1993 are not included in the respective years' statement of net assets available for benefits or the statement of changes in net assets available for benefits. These December withdrawals-in-process are as follows:

        December 31,                                          1994         1993
        -----------------------------------------------------------------------
        Westinghouse Fixed Income Fund                   $ 165,023    $ 121,555
        MAS Balanced Fund                                   42,868       16,942
        Vanguard Windsor II Equity Fund                    110,081       21,929
        Westinghouse Common Stock Fund                       7,720          135
        Equitable Fixed Fund                                     -       16,889
        Equitable Balanced Fund                                  -        1,981
        Equitable Common Stock Fund                              -       11,197
        -----------------------------------------------------------------------

                                                         $ 325,692    $ 190,628
        =======================================================================

                                                        THE KNOLL GROUP
                                                RETIREMENT SAVINGS PLAN

                                          NOTES TO FINANCIAL STATEMENTS


5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,                                      1994             1993
Net assets available for benefits
 per the financial statements            $  44,937,954    $  39,458,218
Amounts allocated to withdrawing
 participants                                 (325,692)        (190,628)
- -----------------------------------------------------------------------

Net Assets Available for Benefits
 Per the Form 5500                       $  44,612,262    $  39,267,590
=======================================================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 1994
- -----------------------------------------------------------------------
Benefits paid to participants per the financial
 statements                                                $  3,162,863
Add:  Amounts allocated to withdrawing
 participants at December 31 of current year                    325,692
Less:  Amounts allocated to withdrawing
 participants at December 31 of prior year                     (190,628)
- -----------------------------------------------------------------------

Benefits Paid to Participants Per Form 5500                $  3,297,927
=======================================================================

                                                               THE KNOLL GROUP
                                                       RETIREMENT SAVINGS PLAN

                                                 NOTES TO FINANCIAL STATEMENTS

Amounts allocated to withdrawing participants are recorded on the Form
5500 for benefit claims that have been processed and approved for payment prior to December 31, 1994, but not yet paid as of that date.

6. INVESTMENTS

The Plan's investments are held in a bank-administered trust fund. The following table presents investments. Investments that represent 5% or more of the Plan's net assets are separately identified.


    December 31,                                         1994          1993
    -----------------------------------------------------------------------
    INVESTMENTS AT FAIR VALUE AS
        DETERMINED BY QUOTED MARKET PRICE
           Common Stocks
              Equitable Common Stock Fund        $         --  $  1,312,573
              MAS Equity Fund                       2,792,065     2,185,227
              Vanguard Windsor II Equity            8,748,199     5,719,171
                  Fund, Inc.

           Bonds
              MAS Special Purpose Fund              2,343,983     1,557,391
              Equitable Fixed Fund                         --     5,668,497
              Equitable Balanced Fund                      --       642,428

    INVESTMENT AT CONTRACT VALUE
              Westinghouse Fixed Income Fund       26,542,693    18,590,177


7. INVESTMENT IN MASTER TRUST

At, December 31, 1993, the Knoll Group Retirement Savings Plan had a beneficial interest in the assets of the Westinghouse Savings Program Master Trust. In 1994, Knoll's parent, Westinghouse Electric Corporation, restructured its Westinghouse Personal Savings Plan and Westinghouse Personal Investment Plan into the Westinghouse Savings Plan. Upon completion of the restructuring on September 30, 1994, the operations of the Westinghouse Savings Program Master Trust were discontinued. The Knoll Group Retirement Savings Plan continues to have a beneficial interest in the Fixed

                                                                 THE KNOLL GROUP
                                                         RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


Income Fund maintained by Bankers Trust, through its trustee, Wachovia Bank of North Carolina, N.A. (see note 2).

8. TAX STATUS

The Plan obtained its latest determination letter on September 18, 1986, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended, effective January 1, 1992, since receiving the 1986 determination letter. An application for an updated determination letter has been filed. The Plan administrator believes that the Plan, as is currently designed and being operated, is in compliance with the applicable requirements of the IRC, and, as such, believes the Plan was qualified and the related trust was tax-exempt as of December 31, 1994.

                                                          SUPPLEMENTAL SCHEDULES

                                                                THE KNOLL GROUP
                                                         RETIREMENT SAVINGS PLAN



                     ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


                                                                                            EIN:  36-2645676
December 31, 1994                                                                          Plan Number:  510
- ------------------------------------------------------------------------------------------------------------
                                                                                                     Current
Description                                                                             Cost           Value
- ------------------------------------------------------------------------------------------------------------
Common Stocks
   MAS Equity Fund                                                               $ 3,070,497     $ 2,792,065
   Vanguard Windsor II Equity Fund Inc.                                            9,038,693       8,748,199
   Westinghouse Electric Corporation*                                              2,125,134       1,548,258
Bonds
   Westinghouse Fixed Income Fund                                                 25,941,268      26,389,137
   MAS Special Purpose Fund                                                        2,531,126       2,343,983
Miscellaneous
   Wachovia Bank Diversified Trust Fund -
     Short-Term Investment Fund                                                      176,698         176,698
   Participant loans, 8.0% - 11.5%                                                 2,847,198       2,487,198
- ------------------------------------------------------------------------------------------------------------
                                                                                 $45,730,614     $44,485,538
============================================================================================================


*Party-in-interest

                                                                THE KNOLL GROUP
                                                        RETIREMENT SAVINGS PLAN


                                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                                                            EIN:  36-2645676
Year ended December 31, 1994                                                                Plan Number: 510
- ------------------------------------------------------------------------------------------------------------

                                                                                      Current Value
                                                                                        of Asset on
                                         Purchase        Selling           Cost         Transaction     Gain
Description of Asset                        Price          Price       of Asset                Date    (Loss)
- ------------------------------------------------------------------------------------------------------------

Sales
  Wachovia Bank Diversified
   Trust Fund - Short-Term
   Investment Fund                     $        -     $4,983,943     $4,983,943          $4,983,943      $ -
  Equitable Fixed Fund                          -      5,998,059      5,998,059           5,998,059        -
Purchases
  Wachovia Bank Diversified
   Trust Fund - Short-Term
   Investment Fund                      4,911,870              -      4,911,870           4,911,870        -
   Westinghouse Fixed
       Income Fund                      7,639,025              -      7,639,025           7,639,025        -
  MAS Equity Fund                       1,586,055              -      1,586,055           1,586,055        -
  Vanguard Windsor II
   Equity Fund, Inc.                    4,406,205              -      4,406,205           4,406,205        -

                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

                                                  The Knoll Group Retirement
                                                  Savings Plan


Dated:  June 29, 1995                             By: /S/ BARBARA E. ELLIXSON
                                                      _______________________

                                                  Name: Barbara E. Ellixson

                                                  Title: Plan Administrator

                                EXHIBIT INDEX

                                                                 Sequential
Exhibit No.     Description                                       Page No.
23             Consent of Independent Accountants                 27